Exhibit 99.1

MediWound Strengthens Board of Directors

Company Announces Appointments of Samuel Moed and David Fox
Chairman Stephen T. Wills Named Executive Chairman

YAVNE, Israel, April 27, 2020 -- MediWound Ltd. (Nasdaq: MDWD), a fully-integrated biopharmaceutical company bringing innovative therapies to address unmet needs in severe burn and wound management, today announced the appointments of Mr. Samuel Moed and Mr. David Fox to its Board of Directors to serve until the 2020 annual meeting of shareholders. Stephen T. Wills, MediWound’s Chairman since 2018, was named Executive Chairman.

"We are pleased to welcome Sam and David to our Board of Directors at this important stage of MediWound’s evolution," stated Stephen T. Wills, MediWound’s Executive Chairman. "As highly-respected and seasoned professionals with valuable pharmaceutical and biotechnology industry experience, particularly in strategic and commercial transactions; we look forward to their assistance in guiding our objectives bringing breakthrough medicines in burn and wound treatments through development and towards registration and commercialization."

Mr. Samuel Moed joins the MediWound board having recently retired as an executive from Bristol-Myers Squibb, a global biopharma company focused on innovative therapeutics. In his most recent capacity as Senior Vice President, Corporate Strategy, Mr. Moed led the strategic planning of the company in all major business activities worldwide. His most recent focus has been on the $90 billion acquisition and integration of Celgene by BMS. Previously, Mr. Moed oversaw strategy for BMS’s Worldwide Pharmaceuticals Group, encompassing a range of global strategic initiatives, and managed a global portfolio of strategic alliances. Among other positions, he served as President of U.S. Pharmaceuticals and as President of Worldwide Consumer Healthcare. Mr. Moed received a BA in history from Columbia University in New York City.

"I am enthusiastic about joining the MediWound Board," stated Mr. Moed. "I look forward to working alongside my fellow Board members and senior management to advance truly innovative drug candidates and help facilitate MediWound’s strategic growth."

Mr. David Fox brings to the MediWound Board decades of leadership and deal experience and insight. Mr. Fox was most recently a partner at Kirkland & Ellis LLP and served as a member of its Global Executive Management Committee until 2019. Prior to joining Kirkland, Mr. Fox was partner with Skadden, Arps, Slate, Meagher & Flom LLP, where he was a member of its top governing committee. Mr. Fox is a director of Israel Discount Bank of New York, a member of the board of directors at the Park Avenue Armory, and a member of the advisory board of New Alternatives for Children, for which he provides crucial support to families caring for medically fragile children. In addition, David is on the board of governors and an honorary fellow of the Hebrew University, Jerusalem.

"I'm excited to join MediWound’s Board and collaborate with other Board members and MediWound’s executive leadership team to contribute to the company's mission of developing and delivering innovative medicines for patients with severe burns and advanced wound care management," said Mr. Fox.

About MediWound Ltd.
MediWound is a fully-integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid®, non-surgically and rapidly removes burn eschar without harming viable tissue. The product has received marketing authorization from the European Medicines Agency as well as the Israeli, Argentinian, South Korean, Russian and Peruvian Ministries of Health. MediWound’s second innovative product, EscharEx® is a topical biological drug candidate for the debridement of chronic and other hard-to-heal wounds using the same proteolytic enzyme technology as NexoBrid. In two Phase 2 studies, EscharEx has demonstrated safety and efficacy in the debridement of various chronic and other hard-to-heal wounds, within a few daily applications. For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as our ability to develop our products through registration and commercialization our strategic growth plans, delivering innovative medicines for patients with severe burns and advanced wound care management. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. In particular, you should consider the risks discussed under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2019 as well as information contained in other documents filed with or furnished to the Securities and Exchange Commission. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts: Boaz Gur-Lavie Chief Financial Officer MediWound Ltd. ir@mediwound.com	Jeremy Feffer Jeremy Feffer Managing Director, LifeSci Advisors 212-915-2568 jeremy@lifesciadvisors.com